LAW OFFICE OF
Gregory Bartko, Esq.
ATTORNEY AT LAW

VIA FACSIMILE, FIRST CLASS
AND EDGAR TRANSMISSION

January 19, 2006

U.S. Securities and Exchange
Commission
Attention: Claire Erlanger--Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re: Jupiter Global Holdings Corp.
Form 10-KSB--December 31, 2004
Forms 10-QSB March 31, 2005 and
June 30, 2005--SEC File No.: 000-27233
Dear Ms. Erlinger:

Our firm continues to serve as securities counsel for Jupiter Global Holdings Corp. (“Jupiter” or “Company”), and we have been requested to compile the following information in response to the Commission’s supplemental comment letter dated November 28, 2005. On a paragraph basis, corresponding with your comment letter, the following supplemental information is provided to you on behalf of Jupiter.

Form 10-KSB for the year ended December 31, 2004

1. In reference to the debt conversion in June and October 2004 into Series B Preferred Shares, Preferred Shares were issued in both instances as per the debt holder’s request under special consideration from the Board. The debt holder is the Chief Executive Officer and President of the Company. Preferred Series B Shares contain special rights which were important to the debt holder, and the Board of Directors (“Directors”) felt it was in the best interest of the Company’s future to grant this issuance request in order to retain the services of the debt holder. At the time, the Chief Executive Officer and President of the Company agreed to continue in their respective capacities upon receipt of Preferred rather than common shares.

For the debt converted in June 2004, the original debt conversion terms were made in September 2001, whereby the debt holder had the rights to convert the debt to common shares after June 2006. In May 2004, the debt holder issued a request to the Company for conversion into Preferred Shares for the partial cancellation of this debt. Upon review, the Directors granted this request in the best interest of the Company. The Preferred Shares were valued at $0.0017 per Series B Preferred share. The Company considered the fair market value of these shares to be approximately 200% of the price of the equivalent common shares on or about the settlement date due to the special rights and the result was that the debt holders converted their debt at a value twice as much compared to the value of the Company’s common stock at that time. The Company did not value Series B Preferred Shares in the same manner as the Series A Preferred Shares because the rights of each series are significantly different. The Company does not believe that SFAS 84 applies in this situation because there was no inducement of additional value (shares or cash) to the debt holder to convert. The Company does not believe that SFAS 15 applies in this situation because the conversion was not related to the Company’s “financial difficulties,” and the debtor received fair value in Preferred Shares for the cancellation of the debt.

For the debt converted in October 2004, the original debt had convertibility rights with the conversion value to be determined at time of conversion. In October 2004, the debt holder issued a request to the Company for conversion into Preferred Shares for the partial cancellation of this debt. Upon review, the Board granted this request in the best interest of the Company. The Preferred Shares were valued at $0.00025 per Series B Preferred share. The Company considered the fair market value to these shares to be approximately 250% of the price of the equivalent common shares on or about the settlement date due to the special rights, which were changed before this issuance. The result was that the debt holders converted their debt at a value 2.5 times as much compared to the value of the Company’s common stock at that time. The Company does not believe that SFAS 84 applies in this situation because there was no inducement of additional value (shares or cash) to the debt holder to convert. The Company does not believe that SFAS 15 applies in this situation because the conversion was not related to the Company’s “financial difficulties,” and the debtor received fair value in Preferred Shares for the cancellation of the debt.

In reference to the $49,025 debt converted into common shares in January 2005, and issued in error, the Company had discovered that calculations for this cancellation of debt used a share price that was 10 times less than the fair market value price. Upon the Company becoming aware of the error of magnitude, the Company proceeded to contact the shareholder(s) to remedy the error.

In the error above, 37,712,154 common shares were issued to shareholder(s) for the cancellation of $49,025 of debt. The settlement(s) of this debt were dated January 3, 2005, and the closing price of the Company’s common stock was $0.012 per share. The fair market value of the shares issued was $452,545, and the difference between this value and value of the debt cancelled is $403,520. In the event that the Company can not resolve a significant portion of this error, the Company will re-evaluate the amount of the unresolved error for materiality, and will record this amount into our financial statements for the year ending 2005, as per SFAS No. 84.

2. In reference to the valuation conducted by the Company for the Promostaffing, Inc. transaction, this valuation was completed by consultants retained by the Company and the Company does not consider the consultants to be an independent source.

Please find the requested analysis of the equity issued to Promostaffing, Inc. in the table below:

 Promostaffing Valuation of Equity
Shares of JPHC issued to Promostaffing		64,615,352

Date of Issuance		January 6, 2005
Calculation of Share price - per agreement	Date	Share Price
- average of 3 days closing price previous to date of issuance plus 35% discount	5-Jan-05	$ 0.015
	4-Jan-05	$ 0.015
	3-Jan-05	$ 0.012
	Average	$ 0.014
	less 35%	0.009
Value of Shares - fair market value		$ 904,615
Value of Shares - as per agreed price		$ 588,000
Difference		$ 316,615

The difference calculated above represents the 35% discount on the Company’s share price, and the value of the Company’s common shares that were issued to Promostaffing. During the negotiations of this deal, Promostaffing had requested a discount of 35% on the Company’s common shares because the shares are restricted. The stock issued for this transaction is not qualified for resale for one year under Rule 144 and is unregistered with no rights to registration. The Directors and the Company considered this request to be reasonable and did not consider an adjustment to the purchase price.

3. In reference to the prior SEC comment number 9 and the disclosures in our Quarterly Report Form 10-QSB for the quarter ended June 30, 2005, whereby the Company exchanged interests in 800 shares and the rights to 8,400 shares of VOXBOX for 5,000,000 shares of Global Bancorp (Global) and rights to acquire up to 50% of Global, we understand that this transaction can be confusing.

In June 2005, the Company negotiated with Global to exchange the shares and share rights of VOXBOX (VOXBOX shares) for 5,000,000 million shares of Global at $0.01 per share of Global. The Cost basis of the VOXBOX shares was $40,000, and the value received for VOXBOX shares was $50,000, thus a gain on the investment into VOXBOX shares of $10,000. This agreement was solidified in a Share Purchase Agreement dated on June 16, 2005. The fair market value of one share was approximately $0.01 per share as calculated based on the closing stock prices of Global as quoted on the PINKSHEETS during the few days prior to the agreement date. (Global subsequently changed its name to VOXBOX World Telecom and trades under the symbol VXBX.PK) As such, the Company considers to have received a fair market value of $50,000 of the Global shares for its disposition of VOXBOX shares. In addition, there was no cash exchange for this transaction.

In the Company’s financial statements, this amount, which is not deemed to be a material item of financial disclosure, was recorded in the revenue line in the “Consolidated Statement of Operation & Deficit.” Upon further review, we also agree that the gain on investment into VOXBOX shares of $10,000 was recorded into this line in error. An adjustment and a note will be made in the Company’s subsequent filings to correct this error.

Form 10-QSB for the Quarter ended June 30, 2005
§302 CEO/CFO Certifications

        4. Jupiter’s future filings will be in compliance with this comment.
Form 8-K filed April 22, 2005

5. In reference to the Form 8-K and amendments filed January 6, 2005, January 27, 2005, April 15, 2005, and September 16, 2005, the Company is still working to resolve difficulties it is having with this transaction including the completion of its audit of Promostaffing, Inc. As stated in the Form 8-K filed September 16, 2005, if the Company is unable to resolve its difficulties the transaction may be voided.

Report of Form 8-K/A dated September 22, 2005

6. The Company is working with the independent auditor to resolve the issues in their audit report. An updated audit report will be filed upon completion.

7. The Company is working with the independent auditor to resolve the issues in the Macro audit report. As this report links into the proforma financial information, the proforma financial information will be updated with the requested information upon completion.

Forms 8-K/A filed November 2, 2005 and November 3, 2005

8. The Company is working with the independent auditor to resolve the issues in the Macro audit report. As this report links into the proforma financial information, the proforma financial information will be updated with the requested information upon completion.

9. The Company has retained and is now working with the independent auditor to resolve the issues in the Macro audit report, and working to complete its 2003 audit. The Company will file this information upon completion.

On behalf of the Company, we believe the responses contained above address each of the comments contained in your letter of September 22, 2005. Please feel free to contact the undersigned if you have any follow-up questions.

Sincerely,

By:	/s/ Gregory Bartko, Esq.
Gregory Bartko, Esq.
Cc: Ray Hawkins, CEO Edwin Kwong, COO